August 2015
Pricing Sheet dated August 14, 2015 relating to
Preliminary Pricing Supplement No. 467 dated August 5, 2015 to
Registration Statement No. 333-200365
Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. Equities

Callable Contingent Income Step-Up Securities due August 19, 2025
All Payments on the Securities Subject to the Coupon Barrier and Downside Threshold Features Linked to the Russell 2000® Index

Principal at Risk Securities

PRICING TERMS – AUGUST 14, 2015
Issuer:	Morgan Stanley
Underlying index:	Russell 2000® Index
Aggregate principal amount:	$6,229,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security (see “Commissions and issue price” below)
Pricing date:	August 14, 2015
Original issue date:	August 19, 2015 (3 business days after the pricing date)
Maturity date:	August 19, 2025
Optional early redemption:	Beginning on August 19, 2016, we will have the right to redeem the securities, at our discretion, in whole but not in part, on any annual redemption date for the redemption payment. If we decide to redeem the securities, we will give you notice at least 10 calendar days before the redemption date specified in the notice. No further payments will be made on the securities once they have been redeemed.
Redemption payment:	The redemption payment will be an amount equal to (i) the stated principal amount plus (ii) any contingent quarterly coupon otherwise due with respect to the related observation date.
Redemption dates:	Beginning on August 19, 2016, annually, on August 19th of each year; provided that if any such day is not a business day, the redemption payment will be made on the next succeeding business day and no adjustment will be made to any redemption payment made on that succeeding business day.
Contingent quarterly coupon:

If, on any observation date, the index closing value on such date is greater than or equal to the coupon barrier level, we will pay a contingent quarterly coupon at the following annual rates:

•    from and including the original issue date to but excluding August 19, 2020: 8.00% (corresponding to approximately $20.00 per quarter per security)

•    from and including August 19, 2020 to but excluding the maturity date: 8.50% (corresponding to approximately $21.25 per quarter per security)

If, on any observation date, the index closing value on such date is less than the coupon barrier level, no contingent quarterly coupon will be paid with respect to that observation date.

Payment at maturity:	If the securities have not previously been redeemed, investors will receive on the maturity date a payment at maturity determined as follows:
	• If the final index value is greater than or equal to the downside threshold level:	the stated principal amount, and, if the final index value is also greater than or equal to the coupon barrier level, the contingent quarterly coupon with respect to the final observation date

	• If the final index value is less than the downside threshold level:	(i) the stated principal amount multiplied by (ii) the index performance factor
Coupon barrier level:	909.516, which is equal to 75% of the initial index value
Downside threshold level:	727.613, which is equal to approximately 60% of the initial index value
Terms continued on the following page
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement.
Estimated value on the pricing date:	$939.90 per security. See “Investment Summary” in the accompanying preliminary pricing supplement.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per security	$1,000	$30 (1)
		$5 (2)	$965
Total	$6,229,000	$218,015	$6,010,985

(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $30 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $5 for each security.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary pricing supplement.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this pricing supplement together with the preliminary pricing supplement describing the offering and the related prospectus supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

The “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley. The securities are not sponsored, endorsed, sold or promoted by Russell Investments Russell Investments and Russell Investments makes no representation regarding the advisability of investing in the securities.

Preliminary Pricing Supplement No. 467 dated August 5, 2015

Prospectus Supplement dated November 19, 2014	Index Supplement dated November 19, 2014	Prospectus dated November 19, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Callable Contingent Income Step-Up Securities due August 19, 2025
All Payments on the Securities Subject to the Coupon Barrier and Downside Threshold Features Linked to the Russell 2000® Index
Principal at Risk Securities

Terms continued from previous page:
Initial index value:	1,212.688, which is the index closing value of the underlying index on the pricing date
Final index value:	The index closing value of the underlying index on the final observation date
Observation dates:	The third scheduled business day prior to each scheduled contingent coupon payment date, subject to postponement due to non-index business days or certain market disruption events. We also refer to the third scheduled business day prior to the scheduled maturity date as the final observation date. See “Postponement of observation dates” below.
Contingent coupon payment dates:	Quarterly, on the 19th day of each February, May, August and November, beginning November 19, 2015, subject to postponement as described under “Postponement of contingent coupon payment dates and maturity date” below.
Index performance factor:	The final index value divided by the initial index value.

CUSIP / ISIN:	61761JF79/US61761JF797
Listing:	The securities will not be listed on any securities exchange.